Exhibit 99.1

Wins Finance Holdings Inc. Reports Unaudited Fiscal Third Quarter2016 Financial Results

BEIJING and NEW YORK, May 27, 2016 -- Wins Finance Holdings Inc. ("Wins Finance" or the "Company") (NASDAQ: WINS), a diversified investment and asset management company that provides integrated financing solutions to small and medium enterprises ("SMEs") in China, today announced its unaudited financial results for the quarter ended March 31, 2016.

Fiscal Third Quarter Financial and Operational Highlights

•	Revenues were $2.5 million, compared to $4.5 million for the comparable period last year.
•	Interest on short-term investments was $3.5 million, compared to $5.4 million for the comparable period last year.
•	Net income attributable to Wins Finance was $0.2millionfor the quarter ended March 31, 2016, compared to $8.5 million for the same period ended March 31, 2015.

"As we expected, the financial results of this quarter was impacted by our current exposure to the financial guarantee business in China and will continue to be impacted by such exposure in the coming quarters. One of our clients defaulted the payment of a $4.7 million loan, due to slow down of the Chinese economy and the cash flow difficulties for Chinese Small and Medium Enterprise (SME). We made a provision of $3.2 million for the potential loss," said Renhui Mu, Co-CEO and COO of Wins Finance. "In response to the challenges we are encountering in our guarantee business, we are taking aggressive measures to control the exposure to current economic situation."

"We remain optimistic in our long-term outlook. We are focusing our attention on development of our leasing business in the medical equipment and new energy sectors, both of which offer significant opportunities for investment. We expect these two sectors to continue to grow despite the economic slowdown and other macroeconomic factors. We also expect our pipeline of leasing opportunities to increase during in the first half year, with associated revenues to begin in the second half of 2016," added by Mr. Mu.

Quarter Ended March31, 2016 Results

Revenue

Wins Finance’s revenue for the quarter ended March 31, 2016 was $2.5 million, which consists of $1.5 million of commissions and fees generated from its financial guarantee services, and $1.0 million of direct financing lease interest income.

Commissions and fees on financial guarantee services generated from financial guarantee services the Company provides to customers decreased by $0.2 million, or 8.1%, to $1.5million for the quarter ended March 31, 2016, compared to $1.7 million for the quarter ended March 31, 2015. The decrease was primarily attributable to the expiration of Wins Finance’s two largest contracts in March 2015.The two largest customers accounted for $0.61 million of revenue, or 37% of the total commissions and fees on financial guarantee services for the three months ended March 31, 2015. After the contracts for these two customers expired, Wins Finance was no longer able to provide guarantees for loans exceeding 10% of its net assets for any single customer in order to comply with the requirements of Interim Measures for Guarantee Business of the PRC. Provision on financial guarantee services was $3.1 million for the quarter ended March 31, 2016, an increase of $4.0 million from a reversal of $0.9 million for the quarter ended March 31, 2015. The increase was primarily due to a provision loss of $ 3.2 million due to a loan in default totaling$4.7million (RMB30 million), with$0.9 million being written-off due to management’s assessment.

Direct financing lease interest income generated from payments under direct financing leases with customers decreased by $0.2 million, or 19.4%, to $1 million for the quarter ended March 31, 2016, compared to $1.2 million for the quarter ended March 31, 2015. Provision for lease payment receivable decreased by $0.2 million to $0.1 million for the quarter ended March 31, 2015, from $0.3 million for the quarter ended March 31, 2015. The decrease was primarily attributable to the expired direct financing leases contracts were not fully replaced with new contracts.

Financial advisory and lease agency income decreased to nil for the quarter ended March 31, 2016, compared to $1.7 million for the quarter ended March 31, 2015. The decrease was primarily attributable to there being no new advisory and lease agency contracts in this quarter.

Interest on short-term investment

Interest on short-term investments decreased by $1.9 million to $3.5 million for the quarter ended March 31, 2016, compared to $5.4 million for the same period ended March 31, 2015. The decrease was primarily due to a decrease in the rate of return caused by decreased return in the local capital markets, partially offset by an increase in the average balances of the short-term investments.

Non-interest expenses

Non-interest expenses increased by $1.8million, or 248.1%, to $2.5million for the quarter ended March 31, 2016, compared to $0.7 million for the same period ended March 31, 2015.The increase was primarily attributable to an increase of $1.2 million in share-based compensation to the company’s directors and executive officers commencing on December 16, 2015 and increases in salaries, legal fees, auditing fees and consulting fees for investor relations in connection with being a public company.

Income taxes

Income tax expense decreased by $1.5 million, or 137.3%, to $0.4 million for the three months ended March 31, 2016, compared to $1.1 million for the three months ended March 31, 2015. The decrease was primarily attributable to a decrease in taxable income excluding interest on short-term investment, which is exempt from taxation.

Net income

Net income decreased by $8.3 million, or 97.3%, to $0.2million for the quarter ended March31, 2016, compared to $8.5 million for the same period ended March31, 2015.

Other Significant Events

On March 21, 2016,JinzhongBank Co., Ltd. withdrew $0.9 million (RMB 6 million) for interest and penalties from the Company's deposit account for the default payment of a loan of $4.7 million(RMB 30 million) borrowed by Jinzhong Houfeng Trading Co., Ltd., one of the Company's clients in its guarantee business. The Company evaluated the potential default losses based on Jinzhong Houfeng Trading Co., Ltd.'s financial position and counter-guarantee collateral and accrued about $3.2 million as provision of guarantee losses.

About Wins Finance

Wins Finance is a diversified investment and asset management company headquartered in New York and listed on NASDAQ. The company is focused on identifying value accretive investment opportunities and assets in China and the United States that can be enhanced through the strategic involvement of Wins’ established management team and its familiarity with the Chinese investment community to help generate long-term value for shareholders. Wins Finance is well positioned to leverage its expertise and existing operations in China to build a comprehensive platform for the provision of lending and other financing solutions to the under-served small and medium enterprise segment. For more information, please visit www.winsholdings.com.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks are described in the Company’s Current Report on Form 8-K dated October 26, 2015 and in the Company’s other filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Company Contacts:

Richard Xu, President

Wins Finance Holdings Inc.

590 Madison Avenue, 21st FL

New York, NY 10022

Tel: 646-480-9882

Email: richard.xu@winsholdings.com

WINS FINANCE HOLDINGS INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	March 31, 2016	June 30, 2015
	US$	US$
ASSETS
Cash	34,074,730	40,019,968
Restricted cash	27,237,745	28,494,217
Short-term investment	185,049,556	184,160,555
Guarantee paid on behalf of guarantee service customers	509,668	633,313
Interest receivable	3,277,783	247,912
Net investment in direct financing leases	50,490,303	25,829,055
Deferred tax assets, net	901,509	414,479
Property and equipment, net	1,210,066	915,416
Other assets	436,483	474,412
TOTAL ASSETS	303,187,843	281,189,327

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Bank loan for capital lease business	14,733,176	511,825
Interest payable	122,892	49,719
Income tax payable	3,371,023	3,067,757
Unearned income from financial guarantee services	1,351,870	3,659,062
Other liabilities	7,356,981	4,123,385
Convertible debt	8,500,000	-
Allowance on guarantee	3,511,284	1,261,868
Deferred income tax liability	-	1,123,742
Total Liabilities	38,947,226	13,797,358

SHAREHOLDERS’ EQUITY
Common stock (par value $0.0001 per share, 100,000,000 shares authorized; 21,526,747 and 21,526,747 shares issued and outstanding at March 31, 2016 and June 30, 2015, respectively)	2,153	2,153
Additional paid-in capital	230,857,721	229,493,290
Statutory reserve	2,364,245	325
Retained Earnings	39,238,961	33,490,567
Accumulated other comprehensive income/(loss)	(8,222,463)	4,405,634
Total Equity	264,240,617	267,391,969
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	303,187,843	281,189,327

WINS FINANCE HOLDINGS INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND

COMPREHENSIVE INCOME (LOSS)

	Three months ended			Nine months ended
	March 31, 2016	December 31, 2015	March 31, 2015	March 31, 2016	March 31, 2015
	US$	US$	US$	US$	US$
Guarantee service income
Commissions and fees on financial guarantee services	1,527,729	1,664,116	1,661,669	4,943,424	6,089,105
(Provision)/reversal of provision on financial guarantee services	(3,129,142)	(74,014)	919,687	(3,202,837)	955,625
Commission and fees on guarantee services, net	(1,601,413)	1,590,102	2,581,356	1,740,587	7,044,730

Direct financing lease income

Direct financing lease interest income	952,796	497,613	1,182,720	1,924,161	2,352,215
Interest expense for direct financing lease	(386,779)	(19,590)	(357,660)	(411,719)	(636,451)
Provision for lease payment receivable	(118,071)	(180,275)	(282,470)	(302,483)	(411,598)
Net direct financing lease interest income after provision for receivables	447,946	297,748	542,590	1,209,959	1,304,166

Financial advisory and lease agency income	-	405,603	1,704,131	405,603	3,253,521
Net revenue	(1,153,467)	2,293,453	4,828,077	3,356,149	11,602,417

Non-interest income
Interest on short-term investment	3,465,229	3,522,153	5,405,584	10,574,522	13,333,364
Total non-interest income	3,465,229	3,522,153	5,405,584	10,574,522	13,333,364

Non-interest expense
Business taxes and surcharge	(6,091)	(45,876)	(38,838)	(178,928)	(220,185)
Salaries and employees surcharge	(462,169)	(363,376)	(108,710)	(1,006,864)	(297,078)
Rental expenses	(67,083)	(68,048)	(32,140)	(199,566)	(114,377)
Other operating expenses	(1,948,527)	(1,573,216)	(533,764)	(4,092,247)	(1,280,590)
Total non-interest expense	(2,483,870)	(2,050,516)	(713,452)	(5,477,605)	(1,912,230)

Income before taxes	(172,108)	3,765,090	9,520,209	8,453,066	23,023,551

Income tax expense	(541,964)	(267,364)	(1,574,502)	(1,920,472)	(4,089,065)
Deferred tax (expense)/benefit	938,406	(85,253)	510,237	1,579,720	1,584,523
NET INCOME	224,334	3,412,473	8,455,944	8,112,314	20,519,009

Other comprehensive income
Foreign currency translation adjustment	1,612,392	(4,663,119)	851,753	(12,628,097)	1,305,112
COMPREHENSIVE INCOME (LOSS)	1,836,726	(1,250,646)	9,307,697	(4,515,783)	21,824,121

Weighted-average ordinary shares outstanding – basic and diluted	21,526,747	21,526,747	21,526,747	21,526,747	21,526,747
Earnings per share – Basic and diluted	0.01	0.16	0.39	0.38	0.95

NON-GAAP FINANCIAL MEASURES

The non-GAAP financial measures below are provided to enhance investors’ overall understanding of the company current financial performance and prospects for the future. A limitation of using non-GAAP other operating expenses and net income, excluding share-based compensation expenses, is that these items have been and may continue to be a significant expense in the Company’s business for the foreseeable future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

WINS FINANCE HOLDINGS INC.

NON-GAAP FINANCIAL MEASURE RECONCILIATIONS

	Three months ended			Nine months ended
	March 31, 2016	December 31, 2015	March 31, 2015	March 31, 2016	March 31, 2015
	US$	US$	US$	US$	US$
Other operating expenses under GAAP	(1,948,527)	(1,573,216)	(533,764)	(4,092,247)	(1,280,590)
Adjustment (a)	1,160,489	204,042	-	1,364,531	-

Non-GAAP Other operating expenses	(788,038)	(1,369,174)	(533,764)	(2,727,716)	(1,280,590)

Net income under GAAP	224,334	3,412,473	8,455,944	8,112,314	20,519,009
Adjustment (a)	1,160,489	204,042	-	1,364,531	-

Non-GAAP net income	1,384,823	3,616,515	8,455,944	9,476,845	20,519,009

Basic and diluted shares outstanding	21,526,747	21,526,747	21,526,747	21,526,747	21,526,747

Non-GAAP earnings per share, basic and diluted	0.06	0.17	0.39	0.44	0.95

(a) Adjustment to exclude the share-based compensation expenses for each period